82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com




06012969



April 19, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 19, 2006. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure



African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

April 19, 2006
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Concentrates Exploration on Area Where 4 Diamonds from 98 to 232 Carats Have Previously Been Found

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to update the progress on the work program on its diamond concessions in Mali, West Africa.

There has been an extensive pitting and sampling program on the Kenieba Nord diamond concession in the alluvium along the Doundi River where diamonds of 98,104, 137 and 232 carats were previously discovered. The Company's mandate is to find the source of these diamonds. The Company has collected 3 sets of samples from the alluvium covering the area. The first set of samples consists of 357 samples for mobile metallic ion analysis (MMI). This method has been very effective over the Canadian Shield where it is overlain by substantial glacial drift. There are 6 metres of alluvium in the area of interest along the Doundi River. The samples will be analyzed for elements commonly found in kimberlite pipes.

The Company also has collected 40 one-kilogram, concentrate, samples from alluvium along pits. These samples will be analyzed for diamonds as well as for diamond indicator minerals. In addition, 157 soil samples have been collected and will be tested for a variety of elements through the ICP Spectrometer method.

The program is continuing with the location and sampling of a number of airborne magnetic anomalies which could indicate the presence of an underlying kimberlite. This program will continue for the next month.

The Company holds 4 diamond concessions covering 7,218 sq km where 12 kimberlite pipes have been found. In the district, a total of 30 kimberlite pipes and dykes have been discovered. A total of 95 diamonds have been found and documented. Many more have been found but were undocumented. Of the 95 diamonds, only 19 are microdiamonds and 21 are 1 carat or greater in size. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director